The RBB Fund Trust
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 24, 2024

VIA EDGAR TRANSMISSION

Ellie Quarles
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The RBB Fund Trust (the “Trust”) File Nos.: 333-200168 and 811-23011

Dear Ms. Quarles:

The purpose of this letter is to respond to the Commission staff’s (the “Staff”) oral comments provided to U.S. Bank Global Fund Services on July 11, 2024 and July 23, 2024 regarding the Trust’s post-effective amendment (“PEA”) No. 40 to its registration statement on Form N-1A. PEA No. 40 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on May 24, 2024. The sole purpose of PEA No. 40 was to register a new series of the Trust, the LRP Dynamic US Core ETF (the “Fund”).

The Trust will file a subsequent PEA under Rule 485(b) (“Amended Registration Statement”) to update any missing information, respond to Staff comments, and file updated exhibits.  Furthermore, the Trust notes that the Fund’s name is proposed to be redesignated as follows:

LRP Dynamic US Core ETF	à	Longview Advantage ETF

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Trust’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA No. 40. The Trust confirms that the response to Staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Trust.

GENERAL
1. Comment: Please acknowledge that the Trust is responsible for the adequacy and accuracy of the disclosure in the filing.

Response: The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.

PROSPECTUS
Summary Section – Fees and Expenses
2. Comment: Please provide the Staff with the completed Fees and Expenses table and Example.

Response: The Trust will provide the completed fee table and expense examples as shown below in the Amended Registration Statement.

Fees and Expenses
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.20%
Distribution (12b-1) Fees	0.00%
Other Expenses(1)	0.09%
Total Annual Fund Operating Expenses	0.29%
Fee Waivers and/or Expense Reimbursements(2)	-0.05%
Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements(2)	0.24%

(1) “Other Expenses” are estimated for the current fiscal year.
(2)   Hill Investment Group Partners, LLC (the “Adviser”) has contractually agreed (i) to limit the management fees charged to the Fund to 0.15% of the Fund’s average daily net assets and (ii) to waive its advisory fee and/or reimburse expenses in order to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) to 0.24% of the Fund’s average daily net assets. In determining the Adviser’s obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account and could cause net Total Annual Fund Operating Expenses to exceed 0.24%, as applicable: acquired fund fees and expenses, brokerage commissions, extraordinary items, interest or taxes. These contractual limitations are in effect until December 31, 2025, and may not be terminated prior to that date without the approval of the Board of Trustees (the “Board”) of The RBB Fund Trust (the “Trust”). If at any time the Fund’s Total Annual Fund Operating Expenses (not including acquired fund fees and expenses, brokerage commissions, extraordinary items, interest or taxes) for a year are less than 0.24%, as applicable, the Adviser may recoup any waived or reimbursed amounts from the Fund within three years from the date on which such waiver or reimbursement was made by the Adviser, provided such reimbursement does not cause the Fund to exceed (i) expense limitations that were in effect at the time of the waiver or reimbursement or (ii) the current expense limitations.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that: (1) your investment has a 5% return each year, and (2) the Fund’s operating expenses remain the same (taking into account the contractual expense limitation for the first year). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$25	$88

3. Comment: Please confirm whether the “Fees and Expenses” table for the Fund should be adjusted to include a line item entry for acquired fund fees and expenses (“AFFE”).

Response: The Trust supplementally confirms that the Fund does not anticipate the investment strategy will result in reportable AFFE meriting a line item in the fee table, and as such no further disclosure is required.

Summary Section – Principal Investment Strategies
4. Comment: Since the Fund’s name includes the phrase “US” then please add an 80% Policy stating that the Fund will invest at least 80% of its net assets (including borrowings for investment purposes) in investments economically tied to the United States. In addition, please describe the specific criteria used by the Fund to determine if an investment is economically tied to the United States.

Response: The Trust acknowledges the Staff’s comment and, as noted above, will redesignate the name of the Fund as the Longview Advantage ETF. As such, no further disclosure is required.

5. Comment: Please discuss the universe of securities that the Fund would consider for its portfolio. Please describe if the Fund will invest solely in equity securities, and if so, the types of equity securities, such as common stock, for its principal investment strategy. If the Fund will invest in other types of equity securities for its principal investment strategy then please discuss the related risks.

Response: The Trust will revise the second paragraph under the “Principal Investment Strategies” section as shown below (added text underlined) in the Amended Registration Statement:

“The Fund invests primarily in equity securities of a diverse group of U.S. companies across market sectors, market capitalizations, and industry groups. Equity securities in which the Fund may invest include common stock and derivative instruments that give exposure to equities, such as futures contracts, including futures contracts of U.S. indices. To determine whether a company is a U.S. company, the Adviser will consider various factors, including where the company is headquartered, where the company’s principal operations are located, where a majority of the company’s revenues are derived, where the principal trading market is located, the country in which the company was legally organized, and whether the company is in the Fund’s benchmark—the Russell 3000® Index.

The Fund seeks equity securities of U.S. companies that it expects to have higher returns by placing an enhanced emphasis on securities of companies with higher profitability-to-value ratios. Conversely, the Fund seeks to underweight or exclude securities it expects to have lower returns, such as securities with lower profitability-to-value ratios.”

The Trust further confirms that the corresponding risk factors, including Derivatives Risk, Futures Contracts and Related Risks, and Index Futures Risk, will be added under the Principal Investment Risks in the Amended Registration Statement as shown below:

“Derivatives Risk. Derivatives include instruments and contracts that are based on, and are valued in relation to, one or more underlying securities, financial benchmarks or indices, such as futures contracts. The Fund’s holdings of derivative instruments may result in losses exceeding the amounts invested. The use of derivatives is a highly specialized activity that involves investment techniques and risks different from those associated with investments in more traditional securities and instruments. The use of derivatives is also subject to operational and legal risks. Operational risks generally refer to risks related to potential operational issues, including documentation issues, settlement issues, system failures, inadequate controls, and human error. Legal risks generally refer to risks of loss resulting from insufficient documentation, insufficient capacity or authority of counterparty, or legality or enforceability of a contract.

Futures Contracts and Related Risks. The successful use of futures contracts draws upon the Adviser’s skill and experience with respect to such instruments and are subject to special risk considerations. The primary risks associated with the use of futures contracts are:
•	futures contracts have a high degree of price variability and are subject to occasional rapid and substantial changes;
•	the imperfect correlation between the change in market value of the futures contracts and the market value of the underlying instrument or reference assets with respect to such contracts;
•	possible lack of a liquid secondary market for a futures contract and the resulting inability to close a futures contract when desired;
•	possible market disruption or other extraordinary events, including but not limited to, governmental intervention;
•	potentially unlimited losses caused by unanticipated market movements;
•	the Fund’s inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors;
•	the possibility that the counterparty will default in the performance of its obligations; and
•
if the Fund has insufficient cash, it may either have to sell securities from its portfolio to meet daily variation margin requirements with respect to its derivative instruments or close certain positions at a time when it may be disadvantageous to do so.

The use of futures contracts and derivative instruments will have the economic effect of financial leverage. Financial leverage magnifies exposure to the swings in prices of an asset class underlying an investment and results in increased volatility, which means the Fund will have the potential for greater losses than if the Fund did not employ leverage in its investment activity. Leveraging tends to magnify, sometimes significantly, the effect of any increase or decrease in the Fund’s exposure to an asset class and may cause the value of the Fund’s securities or related derivatives instruments to be volatile. Accordingly, the Fund’s NAV may be volatile because of its investment exposure to the Fund. There is no assurance that the Fund’s investment in a derivative instrument with leveraged exposure to certain investments and markets will enable the Fund to achieve its investment objective.

Index Futures Risk. An index future obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract’s last trading day and the value of the index based on the prices of the securities that comprise the index at the opening of trading in such securities on the next business day. No physical delivery of the securities comprising the index is made; generally contracts are closed out prior to the expiration date of the contract.

The market value of a stock index futures contract is based primarily on the value of the underlying index. Changes in the value of the index will cause roughly corresponding changes in the market price of the futures contract. If a stock index is established that is made up of securities whose market characteristics closely parallel the market characteristics of the securities in the Fund’s portfolio, then the market value of a futures contract on that index should fluctuate in a way closely resembling the market fluctuation of the portfolio. Thus, for example, if the Fund sells futures contracts, a decline in the market value of the portfolio will be offset by an increase in the value of the short futures position to the extent of the hedge (i.e., the size of the futures position). However, if the market value of the portfolio were to increase, the Fund would lose money on the futures contracts. Stock index futures contracts are subject to the same risks as other futures contracts.”

6. Comment: The Staff notes that the “Micro-Cap, Small-Cap and Mid-Cap Companies” risk factor states that the Adviser’s selection process does not favor investing in companies with “highly leveraged” capital structures. Accordingly, please provide disclosure about how the Fund will consider leverage when investing in a company. Alternatively, delete the corresponding language in the “Micro-Cap, Small-Cap and Mid-Cap Companies” risk factor.

Response: The Trust will revise the “Micro-Cap, Small-Cap and Mid-Cap Companies” risk factor as shown below (deleted text ~~struck through~~) in the Amended Registration Statement:

“~~Micro-Cap,~~ Small-Cap and Mid-Cap Companies Risk. Securities of companies with ~~micro-,~~ small- and mid-size capitalizations tend to be riskier than securities of companies with large capitalizations. This is because ~~micro-,~~ small- and mid-cap companies typically have smaller product lines and less access to liquidity than large cap companies, and are therefore more sensitive to economic downturns. In addition, growth prospects of ~~micro-,~~ small- and mid-cap companies tend to be less certain than large cap companies, and the dividends paid on ~~micro-,~~ small- and mid-cap stocks are frequently negligible. Moreover, ~~micro-,~~ small- and mid-cap stocks have, on occasion, fluctuated in the opposite direction of large cap stocks or the general stock market. Consequently, securities of ~~micro-,~~ small- and mid-cap companies tend to be more volatile than those of large-cap companies. The market for ~~micro-~~ and small-cap securities may be thinly traded and as a result, greater fluctuations in the price of ~~micro-~~ and small-cap securities may occur. ~~In general, the Adviser’s investment philosophy and selection process favor companies that do not have capital structures that would be considered to be “highly leveraged” for a company in the same field.~~”

7. Comment: If the Fund will be investing in dividend-paying securities as a principal investment strategy then please provide accompanying disclosure about how the Fund will evaluate whether to invest in such securities. Alternatively, delete the corresponding “Dividend-Paying Securities” risk factor.

Response: The Trust supplementally confirms that the Fund does not anticipate dividend-paying securities as a principal investment strategy.  Accordingly, the Trust will delete the “Dividend-Paying Securities” risk factor in the Amended Registration Statement.

8. Comment: If the Fund will be investing in derivatives as a principal investment strategy then please provide accompanying disclosure about how the Fund will evaluate whether to invest in such securities. Please confirm that the disclosure conforms with the disclosure guidance contained in the July 30, 2010 letter from Barry Miller, Associate Director of the Office of Legal and Disclosure, addressed to Karrie McMillan, General Counsel of the Investment Company Institute, regarding derivatives-related disclosures by investment companies. Alternatively, delete the corresponding “Derivatives” risk factor.

Response: The Trust confirms that the Fund may invest futures contracts, including futures contracts of U.S. indices, that give exposure to equities (see the proposed response to Comment No. 5 above).

The Trust further confirms that corresponding risk factors of Derivatives Risk, Futures Contracts and Related Risks, and Index Futures Risk, conforming with the disclosure guidance contained in the July 30, 2010 letter from Barry Miller, Associate Director of the Office of Legal and Disclosure, addressed to Karrie McMillan, General Counsel of the Investment Company Institute, regarding derivatives-related disclosures by investment companies, will be added under the Principal Investment Risks in the Amended Registration Statement (see the proposed response to Comment No. 5 above).

9. Comment: If the Fund expects to incur a portfolio turnover rate higher than 100% as part of its principal investment strategy then please provide accompanying disclosure. Alternatively, delete the corresponding “Portfolio Turnover” risk factor.

Response: The Trust supplementally confirms that the Fund does not expect to incur a portfolio turnover rate higher than 100%, and will delete the “Portfolio Turnover” risk factor in the Amended Registration Statement.

10. Comment: In the last sentence of the fourth paragraph, please clarify what the phrase “significantly invested in a sector” means, and how this relates to the Fund’s concentration policy.

Response: The Trust will delete the above referenced sentence in the Amended Registration Statement. The Trust confirms that investing in a particular sector is not a principal investment strategy of the Fund, and the Fund will not invest more than 25% of its total assets in any one industry or group of industries at the time of investment.

11. Comment: Please provide further disclosure about the Fund’s securities lending program.

Response: The Trust will revise the fifth paragraph as follows (added text underlined) in the Amended Registration Statement:

“The Fund may lend its portfolio securities to generate additional income. The Fund may lend its portfolio securities to brokers, dealers and other financial institutions desiring to borrow securities to complete transactions and for other purposes. In connection with such loans, the Fund receives liquid collateral equal to at least 102% of the value of the portfolio securities being lent. This collateral is marked to market on a daily basis. The Fund may lend its portfolio securities in an amount up to 33 1/3% of its total assets.”

12. Comment: In the sixth paragraph, the Adviser notes it may sell a security or reduce its position if “the investment thesis is violated.” Please provide additional disclosure.

Response: The Trust will revise the language as shown below (added text underlined; deleted text ~~struck through~~) in the Amended Registration Statement:

“The Adviser may sell a security or reduce its position if:
• The original investment thesis for a company’s securities is no longer valid ~~violated~~.”

Summary Section – Principal Investment Risks
13. Comment: Consider whether the risk factors should be displayed in order of importance of the risk, rather than in alphabetical order.

Response: The Trust is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Trust has considered the Commission’s written guidance on ordering of risks, and the Trust believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Trust respectfully declines to re-order the risk factors.

14. Comment: Please provide disclosure about specific sector risks affecting the Fund. Alternatively, delete the corresponding “Sector” risk factor.

Response: The Trust does not anticipate the Fund focusing its investments in any one or more sectors at the outset of the Fund’s operations and will delete the “Sector” risk factor in the Amended Registration Statement. The Trust will monitor this as it relates to future updates to the registration statement and add specific sector risk information if applicable.

15. Comment: Please consider whether the “Large Companies” risk factor and the “Micro-Cap, Small-Cap and Mid-Cap Companies” risk factor should be deleted.

Response: The Trust confirms that it will delete the “Large Companies” risk factor and revise the “Micro-Cap, Small-Cap and Mid-Cap Companies Risk” risk factor in the Amended Registration Statement to remove Micro-Cap Companies Risk (see the proposed response to Comment No. 6 above).

16. Comment: Please supplementally identify the broad-based market index that the Fund will use.

Response: The Trust supplementally states that the broad-based market index that the Fund intends to use is the Russell 3000® Index.

Additional Information about the Fund
17. Comment: Please consider whether expanded disclosure of the Fund’s principal investment strategies should be added per with Item 9(b) of Form N-1A.

Response: The Trust acknowledges the Staff’s comment, but believes that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A. The Trust may choose to provide all required information in the section entitled “SUMMARY SECTION – Principal Investment Strategies” without repeating it the statutory section of the Prospectus. The Trust believes that the information included in response to Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b). General Instruction C(3)(c)(i) of Form N-1A notes that other than in response to Items 2 through 8, a fund may group the response to any Item in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the fund. The Trust further notes that General Instruction C(3)(a) of Form N-1A states that “information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” This presentation is also consistent with other funds in the industry. Accordingly, the Trust respectfully declines to add additional Item 9(b) disclosure.

Additional Considerations
18. Comment: Please include a summary of the process for the bringing of derivative actions by shareholders.

Response: The Trust will add the requested disclosure as shown below in the Amended Registration Statement:

“Shareholder Rights
The Fund’s Amended and Restated Agreement and Declaration of Trust requires shareholders bringing a derivative action on behalf of the Fund to first make a pre-suit demand and also to collectively hold at least 10% of the outstanding shares of the Trust or at least 10% of the outstanding shares of the series or class to which the demand relates and to undertake to reimburse the Trust for the expense of any counsel or advisors used when considering the merits of the demand in the event that the Board of Trustees determines not to bring such action. Following receipt of the demand, the Trustees must be afforded a reasonable amount of time to investigate and consider the demand. In each case, these requirements do not apply to claims arising under the federal securities laws.”

19. Comment: Please summarize the provision of the last paragraph of Article IV Section 3(a) of the Trust’s Amended and Restated Agreement and Declaration of Trust  in an appropriate location in the Prospectus. Please immediately follow the disclosure with a statement that nothing in the Amended and Restated Agreement and Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees  shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response: The Trust will add the requested disclosure as shown below in the Amended Registration Statement:

“The Fund’s Amended and Restated Agreement and Declaration of Trust provides that the Fund’s Trustees are subject to the same fiduciary duties to which the directors of a Delaware corporation would be subject if (i) the Trust were a Delaware corporation, (ii) the Shareholders were shareholders of such Delaware corporation, and (iii) the Trustees were directors of such Delaware corporation, and that such modified duties are instead of any fiduciary duties to which the Trustees would otherwise be subject.  Without limiting the generality of the foregoing, all actions and omissions of the Trustees are evaluated under the doctrine commonly referred to as the “business judgment rule,” as defined and developed under Delaware law, to the same extent that the same actions or omissions of directors of a Delaware corporation in a substantially similar circumstance would be evaluated under such doctrine.  Notwithstanding the foregoing, the provisions of the Fund’s Amended and Restated Agreement and Declaration of Trust and its By-Laws, to the extent that they restrict or eliminate the duties (including fiduciary duties) and liabilities relating thereto of a Trustee otherwise applicable under the foregoing standard or otherwise existing at law or in equity, replace such other duties and liabilities of such Trustee. In addition, nothing in the Fund’s Agreement and Declaration of Trust modifying, restricting or eliminating the duties or liabilities of Trustees shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.”

STATEMENT OF ADDITIONAL INFORMATION
Investment Restrictions
20. Comment: Please add the phrase “or group of industries” to the sixth investment restriction.

Response: The Trust will make the requested change, as shown below (added text underlined) in the Amended Registration Statement:

“Purchase securities of one or more issuers conducting their principal business activity in the same industry or group of industries, if immediately after such purchase the value of its investments in such industry would exceed 25% or more of its total assets provided that this restriction shall not apply to securities issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities; provided, however, that the Fund may invest all or part of its investable assets in an open-end investment company with substantially the same investment objective, policies and restrictions as the Fund; or”

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at edward.paz@usbank.com.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	Matthew Zenz, Hill Investment Group Partners, LLC Steven Plump, The RBB Fund Trust Jillian Bosmann, Faegre Drinker Biddle & Reath LLP